Exhibit 99.1

No. 28/07

IAMGOLD UPDATES CAMP CAIMAN PROJECT

Toronto, Ontario, November 13, 2007 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announces that the final decision from the French authorities regarding the Camp Caiman permits was expected on November 18, 2007, upon the completion of the national forum on the environment (Grenelle de l’Environnement). That series of workshops and committee sessions throughout France was concluded at the end of October. The Company has been advised that before the Camp Caiman permits can be delivered, a delegation, representing environmental, labour, governmental and commercial interests will conduct a final visit to French Guiana to ensure that our Camp Caiman project continues to meet or exceed the current standards for responsible mining practices. This delegation should complete its mission shortly.

In the meantime, we continue to receive full cooperation and support for our project from the relevant authorities. At this time, although the delivery of the final permits may extend somewhat beyond the end of November, we do not anticipate a delay that would have a material impact on our construction plans or the economics of the Camp Caiman project.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.